Jeffrey Baumel Jeffrey.baumel@dentons.com D +1 973 912 7189	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

December 19, 2024

Privileged and Confidential

VIA EDGAR

Kate Beukenkamp

Donald Field

Ta Tanisha Meadows

Adam Phippen

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Re:	Nomadar Corp. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 7, 2024 CIK No. 0001994214

Dear Mr. Beukenkamp and Mr. Field:

By your letter dated December 3, 2024 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments to the Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Registration Statement”), submitted to the Staff on November 7, 2024, by our client, Nomadar Corp. (the “Company”). This letter sets forth our response with respect to the comments contained in the SEC Letter. In addition, this letter sets forth our response with respect to comment 27 set forth in your letter dated August 28, 2024 (the “Original SEC Letter”).

Concurrently herewith, we are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via the EDGAR system. The changes made to the Registration Statement reflect the responses of the Company to the Staff’s comments as set forth in the SEC Letter regarding the Registration Statement.

The Company has asked us to convey the following as its responses to the Staff.

December 19, 2024 Page 2	dentons.com

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 7, 2024

Cover Page

1.	We note your response to prior comment 1, including your statement that you do not intend to rely on any exemptions from the corporate governance requirements that are available to controlled companies, and reissue in part. Please revise your disclosure here and elsewhere as applicable to discuss the consequences of your status as a controlled company such as the ability to determine the outcome of matters requiring stockholder approval.

Response: The Company respectfully advises the Staff that it has revised the disclosure on the cover page to include a cross reference to the Risk Factor section, which has been revised to discuss the consequences of the Company’s status as a controlled company, including the ability to determine the outcome of matters requiring stockholder approval. Specifically, the Company has revised the risk factor titled “We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules upon the Direct Listing because our insiders will beneficially own more than 50% of the voting power of our outstanding voting securities.” Please see the Cover Page, page 7 and page 29 for more information.

Multi-Purpose Event Center, page 1

2.

We note your disclosure that construction is scheduled to begin in 2026 and that you anticipate construction will be completed by or around 2030. Please revise to clarify that you currently do not have the required funding to develop Sportech City, include a cross reference to the Capital Requirements section on page 7 and add a new risk factor to specifically discuss raising the required funding and any associated risks.

Response: The Company respectfully advises the Staff that it has revised the disclosure in Amendment No. 2 to clarify that the Company does not currently have the required funding to develop Sportech City and has included the requested cross reference on page 1 of Amendment No. 2. Additionally, the Company respectfully advises the Staff that it has added a new risk factor to Amendment No. 2 to specifically discuss raising the required funding and any associated risks. Please see page 10 of Amendment No. 2 for more information.

High Performance Training Program, page 1

3.	Please revise to clarify the exact number of athletes or subscribers who are currently enrolled in person or online. If the Nomadar HPT program currently has no athletes or subscribers, please disclose that fact.

Response: The Company respectfully advises the Staff that it has clarified that the Company has not yet commenced operations of the Nomadar HPT, and as such it currently has no athletes subscribed under the Nomadar HPT. Please see page 1 for more information.

Soccer Academies, page 2

4.	Please revise to disclose that you have entered into no agreements to date and currently operate no soccer academies.

Response: The Company respectfully advises the Staff that it has revised the disclosure to state, with respect to the soccer academies, that the Company has not entered into any agreements to date and does not currently operate any soccer academies. Please see page 2 of Amendment No. 2 for more information.

December 19, 2024 Page 3	dentons.com

Capital Requirements, page 7

5.	We note your disclosure that in connection with the Contribution Agreement and each funding date that the company will issue to Sportech a number of shares of common stock. Please revise to discuss in greater detail the company’s obligations to issues shares in connection with each funding date. To the extent applicable, please quantify the number of shares or, alternatively, explain in greater detail how the amount of shares will be determined in relation to the funding amount and the current trading price of your common stock.

Response: The Company respectfully advises the Staff it has revised the disclosure to discuss in greater detail the Company’s obligations to issue shares in connection with each funding date and explain in greater detail how the amount of shares will be determined in relation to the funding amount and the current trading price of the Company’s common stock. Please see pages 7 and 10 for more information.

Organizational and Capital Structure, page 7

6.	We note your response to prior comment 23 and reissue in part. Revise your organizational structure diagram here and on page 57 to provide a pre- and post- offering diagrams that include the ownership and voting power of the respective parties, including public stockholders post-offering. Detail the respective ownership and voting rights of both your Class A and Class B shares clearly within the diagram. We note the revisions to your narrative disclosure, including with regard to Class A and Class B voting rights, for example.

Response: The Company respectfully advises the Staff that it has revised the organizational structure diagram to more clearly detail the respective ownership and voting rights of both the Class A and Class B shares, as well as the public shareholders following the listing of the Company’s Class A common stock. The Company respectfully advises the Staff that because this is a direct listing, no additional shares of common stock will be issued upon listing. The Company further advises the Staff that because this is a direct listing, the ownership and voting power will not automatically change upon the listing of the common stock. Accordingly, the corporate structure diagram is indicative of ownership and voting rights pre- and post-offering. The ownership and voting rights will only change when and if the current shareholders choose to sell their shares following the direct listing. Please see pages 7 and 57 for more information.

Risks Related to our Magico Gonzalez and other Merchandise and Licensing Initiatives

Fluctuations in the cost of raw materials and commodities we use in our products, page 16

7.	We note your response to prior comment 13 and reissue in part. Please further revise this section and elsewhere in your registration statement as appropriate to make clear what products you plan to offer that result in a risk associated with the cost of raw materials and commodities. We note your disclosure elsewhere that you entered into an exclusive licensing agreement with Cádiz CF to license all rights to the Mágico González brand and utilize e-commerce, which suggests a possible intention to produce certain products (e.g., jerseys or other sports memorabilia). Please revise briefly and accordingly to describe the specific products that present manufacturers and distributors with potential increased costs discussed here.

Response: The Company respectfully advises the Staff that it has revised the risk factor to describe the specific products the Company plans to offer under the Mágico González brand that may present manufacturers and distributors with potential increased costs. Please see page 16 for more information.

December 19, 2024 Page 4	dentons.com

Business

Company Overview and Recent Developments

Multi-Purpose Event Center, page 37

8.	We note your response to prior comment 19 and reissue in part. Revise your disclosure here and elsewhere throughout your prospectus as appropriate to discuss whether there will be any continued business or other relationship between Nomadar and Sportech in the event of direct listing of the common stock. Briefly expand your disclosure to discuss in greater detail any planned business or other functional support or planned operational resource sharing.

Response: The Company respectfully advises the Staff it has revised the disclosure to discuss in greater detail the continued business and other relationships between Nomadar and Sportech following the direct listing. Please see pages 2 and 38 of Amendment No. 2 for more information.

Enrollment and Track Record, page 52

9.	We note your response to prior comment 22 and reissue in part. Please revise your disclosure here to clarify how the company generates revenues from athletes enrollment in the program. We note that you disclose that you “partner” with certain organizations. In this regard, expand your disclosure to discuss these partnerships in greater detail with a focus on revenue generation. We note your disclosure on page 1.

Response: The Company respectfully advises the Staff it has revised the disclosure to discuss in greater detail how the company generates revenues from athletes enrolled in its programs, as well partner organizations. Please see page 52 of Amendment No. 2 for more information.

Future and Proposed Human Capital, page 58

10.	We note your response to prior comment 25 and reissue in part. Specifically, please revise your disclosure to clarify where your six full-time employees are currently located and/or reside. Further, revise your disclosure were appropriate, including your Risk Factors section, to discuss how you intend to execute your business plan and the associated risks and challenges given the planned development of Nomadar Project in Spain, for example, as well as the labor- and capital-intensive nature of your planned business operations given the location of your executive offices and limited human capital resources.

Response: The Company respectfully advises the Staff it has revised the disclosure to discuss where our full-time employees are located, and elsewhere where appropriate to discuss how we intend to execute our business plan and associated risks. Please see pages 18 and 58 of Amendment No. 2 for more information.

11.	We note that you conduct operations in Spain through an entity referred to as the Nomadar Spanish Branch (“formally named” Nomadar Corp. Sucursal en Espana) but that this entity is “not a subsidiary” of the company. Revise and expand your discussion to (i) make clear as disclosed elsewhere that you currently do not have any operations to date; and (ii) explain in greater detail your relationship to Nomadar Spanish Branch including, for example, any agreements, shared ownership, and/or controlling shareholders given that it appears to be both part of your planned business but not a part of your corporate structure.

Response: The Company respectfully advises the Staff it has revised the disclosure to make clear that the Company does not have any operations to date, and to explain in greater detail the relationship between Nomadar Spanish Branch and Nomadar. Please see pages 18 and 58 of Amendment No. 2 for more information.

December 19, 2024 Page 5	dentons.com

Index to Financial Statements

Note 4. Stockholders’ Deficit, page F-10

12.	We note your disclosure in the unaudited financial statement notes in response to prior comment 29. Please similarly revise your disclosure in this audited Note 4.

Response: The Company respectfully advises the Staff that it has revised the disclosure in Note 4 to the audited financial statements in accordance with the Staff’s prior comment 29.

General

13.	We note that you have applied to list your Class A common stock on the Nasdaq Capital Market. Please tell us the listing standard you intend to rely upon in listing your Class A common stock and specifically confirm whether and how you meet each of the quantitative requirements. If you do not meet such quantitative requirements, please explain how you expect to do so. Also, please revise to include a risk factor that discusses the risks associated with your ability to meet such quantitative requirements and any related risks to your shareholders (to include risks regarding continued compliance and any affects on your licensing agreements). Lastly, please confirm that you have initiated discussions with Nasdaq regarding listing approval.

Response: The Company is proposing to list on the Nasdaq Capital Market pursuant to Section IM-5505-1(a)(2) of the Nasdaq Listing Rules, under the “Market Value of Listed Securities Standard” set forth in 5505(b)(2) of the Nasdaq Listing Rules (the “MVLS Standard”). The MVLS Standard requires that the Company has: (i) a valuation that meets the requirements of Nasdaq’s Listing Rules IM-5315-1(e) and (f), (ii) stockholders’ equity of at least $4 million, (iii) at least one million unrestricted publicly held shares, (iv) at least three market makers, evidencing a price, and (v) market value of listed securities, market value of unrestricted publicly held shares, and market price that exceeds 200% of the otherwise applicable requirements. The Company intends to satisfy the MVLS Standard set forth in 5505(b)(2) of the Nasdaq Listing Rules upon effectiveness of the Registration Statement.

A risk factor has been included in Amendment No. 2 that discusses the risks associated with the Company’s ability to meet such quantitative requirements and any related risks to its shareholders. Please see page 32 of Amendment No. 2 for more information. We respectfully advise the Staff that the risk factors on pages 15 and 25, regarding the MG License Agreement and the HPT License Agreement, respectively, include the risks associated with the Company’s ability to maintain compliance with Nasdaq’s continued listing requirements

Lastly, the Company confirms that it has initiated discussions with Nasdaq regarding listing approval.

Index to Financial Statements, page F-1

The following sets forth the Company’s response to Comment 27 included in the Original Letter.

27.	Please tell us your consideration of providing separate financial statements pursuant to Rules 3-05 and 8-04 of Regulation S-X and related pro forma financial statements pursuant to Rule 8-05 and Article 11 of Regulation S-X for Sportech City, Sportech HPT and Academies, and the Mágico González brand.

The Company does not believe that the commercial arrangements between the Company and Cádiz related to the Nomadar HPT (as defined below), the Mágico González brand, or Sportech City (as defined below) constitute the acquisitions of businesses under Rule 3-05 and Rule 8-04 (as set forth in Rule 11-01 (d).

Section 2010.2 of the SEC Financial Reporting Manual states “A ‘business’ for purposes of Rule 3-05 is identified by evaluating whether there is sufficient continuity of operations so that disclosure of prior financial information is material to an understanding of future operations.” Section 2010.2 further states that the inquiry of whether a business is being acquired requires registrants to consider the following:

●	whether the nature of the revenue producing activity generally remain the same; or
●	whether the facilities, employee base, distribution system, sales force, customer base, operating rights, production techniques or trade names remain the same after the acquisition.

December 19, 2024 Page 6	dentons.com

In addition to an analysis of the assets under Section 2010.2 of the SEC Financial Reporting Manual, the Company applied the framework from Accounting Standards Update 2017-01, “Clarifying the Definition of a Business” to evaluate whether an integrated set of assets and activities (a “set”) should be accounted for as an acquisition of a business or a group of assets. The framework specifies the minimum required inputs and processes necessary to be a business. Under ASC 805-10-55-3A, a business is “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.” The Company also considered whether a “business combination” had occurred under ASC 805.

In order to be a business, a set needs to have an input and a substantive process that together significantly contribute to the ability to create “outputs,” or a continuation of revenue before and after the transaction. However, the continuation of revenues does not on its own indicate that both an input and a substantive process have been acquired. When determining whether a process has been acquired, the presence of contractual arrangements that provide for the continuation of revenues, such as customer contracts, customer lists, and leases, would not be indicative of an acquired process and should be excluded from the analysis. Instead, ASC 805-10-55-5E establishes four examples of substantive processes that together significantly contribute to the ability to create outputs.

●	First, a company can acquire a substantive process if the set includes “employees that form an organized workforce that has the necessary skills, knowledge, or experience to perform an acquired process” that when applied to acquired inputs is “critical to the ability to continue producing outputs.”
●	Second, a company can acquire a substantive process if it also acquires a contract that “provides access to an organized workforce with the necessary skills, knowledge, or experience to perform an acquired process” that when applied to acquired inputs is “critical to the ability to continue producing outputs.”
●	Third, a company can acquire a substantive process if the process, when applied to an acquired input, “significantly contributes to the ability to continue producing outputs and cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.”
●	Finally, a company can acquire a substantive process if the acquired process, when applied to an acquired input, “significantly contributes to the ability to continue producing outputs and is considered unique or scarce.”

Further, per ASC 805, a business combination is defined as “an entity obtaining control of one or more businesses.” The most common business combination is a purchase transaction in which the acquirer purchases the net assets or equity interests of a business for some combination of cash or shares. An entity may also obtain control of a business (1) through the execution of a contract, (2) due to an action by the acquiree, (3) without the exchange of consideration, or (4) through transactions that combine multiple companies to form a single company.

Control is considered to be obtained if the entity has a controlling financial interest in either the ownership of a majority voting interest of a company, or if the entity has less than a majority voting interest but has the power to control the entity though a lease, agreement with other stockholders, or by court decree.

For the following reasons, the Company has concluded that no businesses have been acquired.

December 19, 2024 Page 7	dentons.com

Licenses

Mágico González License

As set forth in Amendment No. 2, in August 2024, the Company entered into an exclusive license agreement (the “MG License Agreement”) with Cádiz CF, pursuant to which Cádiz CF granted the Company a worldwide license, outside of Spain, to commercialize the Mágico González brand for an initial 20 year period. This contractual arrangement represents a license of intellectual property to the Company from Cádiz CF, with royalty payments due to Cádiz CF from the Company, rather than the acquisition of a businesses, or the acquisition of assets. The Company did not acquire any employees, distribution systems, sales force, customers, or operating rights, and so no business has been acquired. Further, the Company has determined that a change in control has not taken place as Cádiz C.F continues to possess control over the assets (due to Cádiz CF as licensor retaining ownership rights), and Nomadar does not have a majority ownership or voting interest in Cádiz C.F. The MG License Agreement has a finite term of twenty years. As such, ownership of the Mágico González brand remains with Cádiz CF, and so no asset has been acquired.

Nomadar HPT License

As set forth in the Amendment, in August 2024, the Company entered into a License Agreement (the “HPT License Agreement”) with Cádiz CF, pursuant to which Cádiz CF granted the Company a worldwide license to commercialize the High Performance Training Program (the “Nomadar HPT”) for an initial 20 year period. This represents the licensure of the Nomadar HPT rights to the Company from Cádiz CF, rather than the acquisition of a business, and moreover should not even be construed the acquisition of an asset. The Nomadar HPT was, prior to entry into the HPT License Agreement, commercialized and managed exclusively by Cádiz CF. All monies earned under the Nomadar HPT prior to entry into the HPT License Agreement were payable to Cádiz CF, and are not being assigned or submitted to the Company. The Company did not acquire any employees, distribution systems, sales force, customers, or operating rights. Further, the Company has determined that a change in control has not taken place as Cádiz C.F continues to possess control over the assets (due to Cádiz CF as licensor retaining ownership rights), and Nomadar does not have a majority ownership or voting interest in Cádiz C.F. The HPT License Agreement has a finite term of twenty years. As such, ownership of the Nomadar HPT remains with Cádiz CF, and so no asset has been acquired.

Please see the additional disclosures included in Amendment No. 2 in response to Comment 9 of the SEC Letter for additional information related to the Nomadar HPT, and the operations of the Nomadar HPT going forward.

Sportech City

As set forth in Amendment No. 2, in November 2024, the Company entered into a Real Estate Contribution Agreement, which was subsequently amended and restated in December 2024 (as amended and restated, the “Sport City Agreement”) with Sport City Cádiz, S.L. (“Sportech”), whereby, pursuant to a final deed, Sportech assigned all right and title, subject to certain conditions, to land on which the Company plans to construct a multi-purpose event center known as Sportech City, in Cádiz, Spain, to the Company (“Sportech City”). As contemplated by the Sport City Agreement, the land contribution is an in-kind capital increase, and was assigned to Nomadar in consideration for the issuance by Nomadar of 500,000 shares of Class A common stock to Sportech. On December 6, 2024, Sportech signed and conveyed a final deed, pursuant to which all right and title to the land on which the Company intends to construct Sportech City was assigned to the Company. Please see pages 1 for more information.

The assets acquired consist of vacant land, upon which Sport City will be constructed.

The Note to Section 2010.2 states, “The staff’s analysis of whether an acquisition constitutes the acquisition of a business, rather than of assets, focuses primarily on whether the nature of the revenue producing activity previously associated with the acquired assets will remain generally the same after the acquisition.” The Company did not, and will not, acquire any employees, distribution systems, sales force, customers, or operating rights. The assets contributed to the Company by Sportech have, and had, no revenue producing activities at or prior to the contribution.

December 19, 2024 Page 8	dentons.com

Academies

As set forth in the Amendment, the acquisitions of academies are entirely prospective.

Conclusion

The Company does not believe the license of Mágico González brand or the Nomadar HPT, or the receipt of the land for Sportech City, represent the acquisition of businesses under Rule 3-05 (as set forth in Rule 11-01(d)) nor does the Company believe that the disclosure of pro forma information regarding the assets acquired would be material to investors.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 973-912-7189 or Jeffrey.baumel@dentons.com or Grant Levine at 212-768-5384 or grant.levine@dentons.com, respectively.

Very truly yours,

/s/ Jeffrey Baumel
Jeffrey Baumel

JB